FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                        For the Month of November, 2004
                        Commission File Number: 33-99284


                                STENA AB (PUBL)
                (Translation of registrant's name into English)

                          SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F............X             Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            ........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

       Yes........................              No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

            .....................


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Stena AB (Publ)

Date:         November 16, 2004           By:      /s/ Svante Carlsson

                                          Name:    Svante Carlsson
                                          Title:   Chief Financial Officer and
                                                   Executive Vice President

                           FORWARD-LOOKING STATEMENTS

         This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that the Company believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the Company's current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-     changes in general economic and business conditions;
-     changes in laws and regulations;
-     changes in currency exchange rates and interest rates;
-     risks inherent in vessel operations, including discharge of pollutants;
-     introduction of competing products by other companies;
-     changes in trading or travel patterns;
- increases of costs of operations or the inability to meet efficiency and cost reduction objectives;
-     changes in the business strategy; and
- other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

         The Company does not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.


Table of Contents                                                       Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
         the three month periods ended September 30, 2003
         and September 30, 2004                                           3
         the nine month periods ended September 30, 2003
         and September 30, 2004                                           4

Condensed Consolidated Balance Sheets as of

         December 31, 2003 and September 30, 2004                         5

Condensed Consolidated Statements of Cash Flow for the nine month periods ended September 30, 2003 and September 30, 20046

Notes to Condensed Consolidated Financial Statements                7  - 13


OPERATING AND FINANCIAL REVIEW                                      13 - 28


UNAUDITED PRO FORMA FINANCIAL INFORMATION                           29 - 32

                                   CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                                   THREE MONTH PERIODS ENDED
                                                                                 SEPTEMBER 30,       SEPTEMBER 30,
                                                                                     2003               2004
                                                                                    SEK      SEK         $
                                                                                         (IN MILLIONS)
Revenues:
Ferry operations................................................                  2,926      3,038       417
Drilling........................................................                    385        381        52
Shipping........................................................                    521        830       114
         Net gain on sale of vessels............................                     --          7         1
      Total shipping............................................                    521        837       115
Property........................................................                    237        428        59
              Net gain on sale of properties....................                     57         65         9
              Total property....................................                    294        493        68
Other...........................................................                      1        153        21
Total revenues..................................................                  4,127      4,902       673

Direct operating expenses:
Ferry operations................................................                (1,858)    (1,939)     (266)
Drilling........................................................                  (217)      (251)      (35)
Shipping........................................................                  (417)      (590)      (81)
Property........................................................                   (77)      (162)      (22)
Other...........................................................                     --      (152)      (21)
Total direct operating expenses.................................                (2,569)    (3,094)     (425)

Selling and administrative expenses.............................                  (360)      (381)      (52)
Depreciation and amortization...................................                  (428)      (509)      (70)

Total operating expenses........................................                (3,357)    (3,984)     (547)

Income from operations..........................................                    770        918       126

Share of affiliated companies' results..........................                     --         11         2

Financial income and expense:
Dividends received..............................................                     --          3        --
Gain (loss) on securities, net..................................                     18         30         4
Interest income.................................................                     20         31         4
Interest expense................................................                  (189)      (285)      (39)
Foreign exchange gains (losses), net............................                     21         11         2
Other financial income (expense), net...........................                   (14)         17         2

Total financial income and expense..............................                  (144)      (193)      (27)

Minority interest...............................................                     --        (4)       (1)

Income before taxes.............................................                    626        732       100

Income taxes....................................................                  (130)      (116)      (16)

Net income......................................................                    496        616        84

                           CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                                   NINE MONTH PERIODS ENDED
                                                                                 SEPTEMBER 30,       SEPTEMBER 30,
                                                                                     2003               2004
                                                                                    SEK      SEK         $
                                                                                         (IN MILLIONS)
Revenues:
Ferry operations................................................                  6,778      7,005       961
Drilling........................................................                  1,229      1,088       149
Shipping........................................................                  1,675      2,370       325
         Net gain on sale of vessels............................                     65        272        37
      Total shipping............................................                  1,740      2,642       362
Property........................................................                    704        900       124
              Net gain on sale of properties....................                    121        122        17
              Total property....................................                    825      1,022       141
Other...........................................................                      6        508        70
Total revenues..................................................                 10,578     12,265     1,683

Direct operating expenses:
Ferry operations................................................                (4,951)    (5,041)     (692)
Drilling........................................................                  (631)      (681)      (93)
Shipping........................................................                (1,250)    (1,550)     (213)
Property........................................................                  (287)      (368)      (51)
Other...........................................................                     --      (461)      (63)
Total direct operating expenses.................................                (7,119)    (8,101)   (1,112)

Selling and administrative expenses.............................                (1,094)    (1,184)     (162)
Depreciation and amortization...................................                (1,267)    (1,322)     (182)

Total operating expenses........................................                (9,480)   (10,607)   (1,456)

Income from operations..........................................                  1,098      1,658       227

Share of affiliated companies' results..........................                     --         19         3

Financial income and expense:
Dividends received..............................................                     39         33         5
Gain (loss) on securities, net..................................                     67        302        41
Interest income.................................................                     67         78        11
Interest expense................................................                  (644)      (715)      (98)
Foreign exchange gains (losses), net............................                     23         20         3
Other financial income (expense), net...........................                     28        166        22

Total financial income and expense..............................                  (420)      (116)      (16)

Minority interest...............................................                      2        (6)       (1)

Income before taxes.............................................                    680      1,555       213

Income taxes....................................................                   (86)      (240)      (33)

Net income......................................................                    594      1,315       180

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31, 2003   SEPTEMBER 30, 2004

                                                                                    SEK      SEK          $
                                                                                       (IN MILLIONS)
                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                     11        370        51
Tangible fixed assets:
  Vessels.......................................................                 13,208     14,278     1,959
  Construction in progress......................................                    589        241        33
  Equipment.....................................................                    592        601        82
  Property......................................................                  7,625     19,395     2,661
Total tangible fixed assets.....................................                 22,014     34,515     4,735
Financial fixed assets:
  Investments in affiliated companies...........................                     --        122        17
  Marketable securities.........................................                  2,522      2,035       279
  Other assets..................................................                    861      1,144       157
Total financial fixed assets....................................                  3,383      3,301       453
Total noncurrent assets.........................................                 25,408     38,186     5,239
Current assets:
  Inventories...................................................                    235        337        46
  Trade debtors.................................................                    895      1,125       154
  Other receivables.............................................                    673        889       122
  Prepaid expenses and accrued income...........................                    870      1,016       140
  Short-term investments........................................                    328        740       102
  Cash and cash equivalents.....................................                  1,718      1,199       164
Total current assets............................................                  4,719      5,306       728

Total assets....................................................                 30,127     43,492     5,967


                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 11,465     12,458     1,708
Total stockholders' equity......................................                 11,470     12,463     1,709
Provisions:
  Deferred income taxes.........................................                    961      2,521       346
  Other.........................................................                    186        455        63
Total provisions................................................                  1,147      2,976       409
Noncurrent liabilities:
  Long-term debt................................................                 10,423     19,899     2,730
  Senior notes..................................................                  2,699      2,676       367
  Capitalized lease obligations.................................                  1,329      1,315       181
  Other noncurrent liabilities..................................                    174        196        27
Total noncurrent liabilities....................................                 14,625     24,086     3,305
Current liabilities:
  Short-term debt...............................................                    331        510        70
  Capitalized lease obligations.................................                     44         41         6
  Trade accounts payable........................................                    436        542        74
  Income tax payable............................................                     31        186        26
  Other.........................................................                    323        374        51
  Accrued costs and prepaid income..............................                  1,720      2,314       317
Total current liabilities.......................................                  2,885      3,967       544

Total stockholders' equity and liabilities......................                 30,127     43,492     5,967

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                   NINE MONTH PERIODS ENDED
                                                                                 SEPTEMBER 30,   SEPTEMBER 30,
                                                                                     2003           2004
                                                                                    SEK      SEK        $
                                                                                         (IN MILLIONS)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...............................................                    594      1,315       180
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                  1,267      1,322       182
Share of affiliated companies' results..........................                     --       (19)       (3)
(Gain)/loss on sale of property, vessels and equipment..........                  (186)      (395)      (54)
(Gain)/loss on securities, net..................................                   (67)      (302)      (41)
Unrealized foreign exchange (gains) losses......................                  (179)       (78)      (11)
Deferred income taxes...........................................                     43         99        14
Minority interest...............................................                    (2)          6         1
Other non cash items............................................                     53      (115)      (16)
Net cash flows from trading securities..........................                   (50)      (346)      (47)
Changes in assets and liabilities, net of effects of
   purchase of subsidiaries:
Receivables.....................................................                    405      (322)      (44)
Prepaid expenses and accrued income.............................                  (130)      (397)      (55)
Inventories.....................................................                   (16)       (66)       (9)
Trade accounts payable..........................................                   (61)        102        14
Accrued costs and prepaid income................................                     66        376        51
Income tax payable..............................................                   (30)         91        12
Other current liabilities.......................................                  (634)       (28)       (4)
Net cash provided by operating activities.......................                  1,073      1,243       170

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in intangible assets................................                     --      (124)      (17)
Cash proceeds from sale of property, vessels and equipment......                  1,119      1,112       153
Capital expenditure on property, vessels and equipment..........                (2,673)    (2,540)     (349)
Purchase of subsidiaries, net of cash acquired..................                     --    (3,858)     (529)
Proceeds from sale of securities................................                    368      2,873       394
Purchase of securities..........................................                (1,489)    (2,112)     (290)
Increase of non-current assets..................................                   (75)      (212)      (29)
Decrease of non-current assets..................................                     19         --        --
Other investing activities......................................                   (19)          7         1
Net cash used in investing activities...........................                (2,750)    (4,854)     (666)

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                    658      1,798       247
Principal payments on debt......................................                (1,659)      (614)      (84)
Net change in borrowings on line-of-credit agreements...........                    691      2,051       281
New capitalized lease obligations...............................                  1,843         --        --
Principle payments capital lease obligations....................                  (723)       (33)       (5)
Net change in restricted cash accounts..........................                   (26)       (20)       (3)
Other financing activities......................................                   (87)       (95)      (13)
Net cash provided by financing activities.......................                    697      3,087       423

Effect of exchange rate changes on cash and cash equivalents....                    (3)          5         1

Net change in cash and cash equivalents.........................                  (983)      (519)      (72)

Cash and cash equivalents at beginning of period................                  2,100      1,718       236

Cash and cash equivalents at end of period......................                  1,117      1,199       164

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  BASIS OF PRESENTATION

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP. The interim financial information is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three or nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

         NEW ACCOUNTING PRINCIPLES ADOPTED IN 2004

         Accounting for pensions

         In 2004, the Company changed its accounting principles for pensions and other employment benefits according to the Swedish Financial Accounting Standards Council's Recommendation RR 29, "Employee Benefits", which is based on IAS 19 "Employee benefits" issued by The International Accounting Standards Committee ("IASC"). The effect of this standard is mainly a change in timing of pension costs compared to previous principles, so that pension costs for future salary increases are estimated and recognized during the service period. In accordance with the transition rules, a transition liability was determined as of January 1, 2004. This transition liability exceeded the liability for pensions recognized per the December 31, 2003 consolidated balance sheet in accordance with earlier principles, and the net effect of the change in accounting principles at adoption has in accordance with RR29 been charged to stockholders' equity. The transition to the new recommendation led to the recognition of an additional pension liability of SEK 326 million, reduction of a pension plan asset of SEK 244 million and a deferred tax asset of SEK 171 million. The net of tax effect of SEK 399 million has been recorded as a reduction of opening shareholders' equity as of January 1, 2004. The adoption of RR29 did not have a material impact on reported net income for the nine month period ending September 30, 2004. Pursuant to the rules on transition of the Recommendation, prior year information has not been restated.

         Consolidation -- Special Purpose Entities

         In 2004, the Company has chosen to follow the Swedish Financial Accounting Standards Council's guidance of the URA 20 "Consolidation of Special Purpose Entities" issued by The Swedish Accounting Standards Council. An entity should, in accordance with this guidance, include a special purpose entity in the consolidated accounts when the Company will receive the majority of the benefits of owning a special purpose entity which is in all other respects equal to a majority ownership of shares in that entity. The Company is including special purpose entities from January 1, 2004, in accordance with the equity method. The transition rules under the Swedish Financial Accounting Standards Council's recommendation RR 5 "Change in accounting principles" permit the transition amount net of tax to be recorded as an increase of stockholders equity as of January 1, 2004. The increase of stockholders equity amounts to SEK 133 million as of January 1, 2004. Pursuant to the rules on transition of the recommendation prior year information has not been restated.

         Had these changes in accounting principles been adopted earlier in 2004, the impact on previously reported stockholders equity would have been as follows:

                                                                                       MARCH 31,    JUNE 30,
                                                                                            2004        2004

Stockholders' equity, as previously reported...........................                   11,918      12,243
Change in accounting principles, net of tax:
Pensions.............................................................                      (399)       (399)
Special purpose entities.............................................                        133         133
Stockholders' equity, as adjusted....................................                     11,652      11,977

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on September 30, 2004 of $1 = SEK 7.2890.

                         NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  SEGMENT INFORMATION
                                                            THREE MONTH PERIODS             NINE MONTH PERIODS
(SEK in millions)                                              ENDED SEPTEMBER 30,           ENDED SEPTEMBER 30,
                                                              2003          2004          2003          2004
Income from operations:
Ferry operations....................................           653           637           552           633
Drilling............................................          (37)          (52)          (10)         (132)
Shipping:   Roll-on/Roll-off vessels................          (10)             5          (34)            40
         Crude oil tankers..........................             8           127           172           488
         Other shipping.............................             9           (3)             4          (12)
         Net gain on sale of vessels................            --             7            65           272
      Total shipping................................             7           136           207           788
Property............................................           127           177           323           374
              Net gain on sale of properties........            57            65           121           122
              Total property........................           184           242           444           496
Other...............................................          (37)          (45)          (95)         (127)

Total...............................................           770           918         1,098         1,658

                  .........                                 THREE MONTH PERIODS           NINE MONTH PERIODS
                                                              ENDED SEPTEMBER 30,        ENDED SEPTEMBER 30,
                                                              2003          2004          2003          2004
Depreciation and amortization:
Ferry operations....................................           201           243           591           641
Drilling............................................           171           150           512           441
Shipping:   Roll-on/Roll-off vessels................            32            28            87            71
              Crude oil tankers.....................             6            19            20            47
              Other shipping........................             3             2             5             5
            Total shipping..........................            41            49           112           123
Property............................................            14            60            49            94
Other...............................................             1             7             3            23

Total...............................................           428           509         1,267         1,322

         The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004:
RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the three months ended September 30, 2004 by approximately SEK 49 million and in the nine months ended September 30, 2004 by approximately SEK 160 million.

                  .........                                                                NINE MONTH PERIODS
                                                                                          ENDED SEPTEMBER 30,
                                                                                          2003          2004
Capital expenditures:
Ferry operations....................................                                     1,361           622
Drilling............................................                                       227           353
Shipping:   Roll-on/Roll-off vessels................                                       517           360
         Crude oil tankers..........................                                       323           908
         Other shipping.............................                                         4             9
      Total shipping................................                                       844         1,277
Property............................................                                       237           273
Other...............................................                                         4            15

Total...............................................                                     2,673         2,540

         In addition, investments of SEK 3,712 million have been made in properties through the acquisition of companies.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  INTANGIBLE ASSETS

         Intangible assets in 2004 include the goodwill acquired in connection with the acquisition of the flower business "Blomsterlandet" and a ferry route from P&O. This goodwill is amortized over 10 and 7 years, respectively. In addition, as of January 1, 2004, investments in major new IT systems are treated as intangible assets. Because of this change, net assets of SEK 126 million have been reclassified from equipment to intangible assets.


NOTE 4  AFFILIATED COMPANIES

           On May 13, 2004, the Company's investment in the property company Bostads AB Drott ("Drott"), listed on the Stockholm Stock Exchange, was increased to 29.3%. As of this date, the investment in Drott is accounted for as an affiliated company whereby the Company records its share of the results of Drott's operations. As a consequence of further acquisitions in July and August 2004, Drott was consolidated as a subsidiary from August 10, 2004, when the Company had acquired more than 90% of Drott's shares.

         In July 2004, the Company invested through its subsidiary Stena Adactum AB SEK 122 million in the listed Swedish company Wilh. Sonesson AB.


NOTE 5  STOCKHOLDERS' EQUITY

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

         The changes in stockholders' equity for the period December 31, 2003 to September 30, 2004 are as follows:

                                                                                                    TOTAL
                                                           CAPITAL  RESTRICTED    UNRESTRICTED  STOCKHOLDERS'
                                                               STOCK    RESERVES      RESERVES      EQUITY
(SEK in millions)
Balance at December 31, 2003........................             5           583        10,882        11,470
Change of accounting principles.....................            --            --         (266)         (266)
Transfers between reserves..........................            --          (99)            99            --
Dividend paid.......................................            --            --          (70)          (70)
Transfer to charitable trust........................            --            --          (10)          (10)
Foreign currency translation adjustments ...........            --           (3)            27            24
Net income .........................................            --            --         1,315         1,315

Balance at September 30, 2004.......................             5           481        11,977        12,463


              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6  US GAAP INFORMATION

         The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

                  .........                                                                NINE MONTH PERIODS
                                                                                          ENDED SEPTEMBER 30,
(SEK in millions)                                                                       2003            2004

Net income under Swedish GAAP ......................                                     594           1,315

Adjustments to reconcile to US GAAP:
Disposal of assets..................................                                       2            (66)
Depreciation of properties..........................                                    (28)            (64)
Investment subsidies...............Crude oil tankers                                       1               1
Investments in securities..........Crude oil tankers                                   (137)             (2)
Financial instruments...............................                                      12             829
Purchase accounting Stena Line......................                                    (71)            (48)
Business combinations...............................                                      --              11
Pensions............................................                                      28               1
Deferred costs......................................                                    (37)              11
Repurchase of capital lease.........................                                      --               2
Investments in VIEs................Crude oil tankers                                      --             135
Others..............................................                                      18              12
Tax effect of US GAAP adjustments...................                                      43           (183)

Net income (loss) under US GAAP.....................                                     425           1,954


                                                                                       AS OF           AS OF
                                                                                DECEMBER 31,   SEPTEMBER 30,
                                                                                        2003            2004

Stockholders' equity under Swedish GAAP ............                                  11,470          12,463

Adjustments to reconcile to US GAAP:
Disposal of assets..................................                                    (85)           (151)
Depreciation of properties..........................                                   (372)           (436)
Investments in securities..........Crude oil tankers                                     672             592
Investment subsidies................................                                    (16)            (14)
Financial instruments...............................                                     104             933
Purchase accounting Stena Line......................                                   (297)           (346)
Business combinations...............................                                      --              11
Pensions............................................                                   (326)              98
Deferred costs......................................                                    (43)            (32)
Repurchase of capital lease.........................                                    (28)            (26)
Investments in VIEs.................................                                       5              65
Others..............................................                                    (74)            (63)
Tax effect of US GAAP adjustments...................                                    (56)           (214)

Stockholders' equity under US GAAP..................                                  10,954          12,880


              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         Investments in VIEs.

         In December 2002, the Company invested $36.1 million (SEK 272 million) in an entity that was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets (the 2002 VIE). In June 2003 and June 2004, the Company received a total of $6.4 million (SEK 48 million) in dividends from the 2002 VIE. In August 2003, the Company invested an aggregate of $40 million (SEK 301 million) in participating term notes in an entity, formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). In June 2004, the Company invested an additional $9 million (SEK 68 million) in the 2003 VIE.

         Under Swedish GAAP the investments in the VIEs are accounted for in accordance with the equity method. The investments are included in Marketable securities and in Other assets and the share of the results as Other financial income. Under US GAAP, the VIEs are variable interest entities as defined by FASB in FIN 46R for which the Company is deemed to be the primary beneficiary. Accordingly, the VIEs are consolidated for US GAAP purposes. The impact of the consolidation of the VIEs as of September 30, 2004 increased assets by approximately $617 million (SEK 4,539 million) and liabilities by approximately $662 million (SEK 4,869 million).

         The investments in the VIEs are held by an unrestricted subsidiary.

         US GAAP net income for the nine months ended September 30, 2004 includes a cumulative adjustment relating to the consolidation in 2004 of the 2002 VIE. The cumulative effect adjustment of the adoption of FIN46 was not reflected in US GAAP net income for the six months ended June 30, 2004 previously reported. The impact on previously reported US GAAP net income would have been as follows:

                                                     SIX MONTHS ENDED
                                                        JUNE 30, 2004

US GAAP net income, as previously reported..........            1,007
Cumulative effect adjustment........................              133
US GAAP net income, as adjusted.....................            1,140


         Business combinations

         Accounting of acquisitions of certain subsidiaries under Swedish GAAP differs from US GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

         The Company has adopted SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with US GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill. No impairment loss has been recognized as a result of these tests.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7  ADDITIONAL US GAAP DISCLOSURES


         As set forth in Note 32 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented for US GAAP presentation purposes.

         Drott acquisition

         In 2004, the Company invested in the shares of the public company Drott AB (publ). At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders of shares of Bostads AB Drott (Drott), a company that would focus on residential properties. Following the distribution, Drott AB (publ) changed its name to Fabege AB and focused on commercial properties. In July 2004, the Company made a tender offer to the shareholders of Drott to acquire all outstanding shares at a price of SEK 150 per share. As of August 10, 2004, the Company consolidated Drott as a subsidiary. As of September 30, 2004, the Company owned through one of its restricted subsidiaries, approximately 97% of Drott's outstanding shares. As of such date the Company's total investment in Drott was approximately SEK 3.1 billion. Pursuant to Swedish regulations the Company has requested authorization to acquire the remaining outstanding shares of Drott not owned by it. The Company's investment in Drott was funded with borrowings under its revolving credit facilities and other credit facilities used in the real estate operations.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (SEK billion).

Current assets..................................................      0.1
Properties......................................................     11.1
    Total assets................................................     11.2
Current liabilities.............................................      0.5
Long-term debt..................................................      6.1
Deferred taxes..................................................      1.5
  Total liabilities.............................................      8.1
Net assets acquired.............................................      3.1
--------------------------------------------------------------------------

         Supplemental pro forma income statement information to give effect to the acquisition of Drott as if it had occurred on January 1, 2003 is as follows (SEK billion):

         The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations, financial position or cash flows would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations, financial position or cash flows for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.
                                      NINE MONTHS ENDED   NINE MONTHS ENDED
                                          JUNE 30, 2004       JUNE 30, 2004

Total revenues.....................                11.3                13.1
Net income.........................                 0.6                 1.5



              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         Investments in VIEs

         As more fully described in Note 6, the Company's investments in the 2002 VIE and the 2003 VIE are consolidated for US GAAP purposes. Further information s of September 30, 2004 regarding the underlying assets and liabilities of the 2002 and 2003 VIE's are as follows:

2002 VIE (US GAAP)
Investment in bonds.................................................. 1,639
Investment in loans..................................................   448
Other assets.........................................................   219
Debt................................................................. 1,895
Other liabilities....................................................    51

2003 VIE (US GAAP)
Investment in bonds..................................................   289
Investment in loans.................................................. 2,410
Other assets.........................................................   298
Debt................................................................. 2,741
Other liabilities....................................................   141


         Long-term Debt

For Swedish GAAP purposes, certain borrowings that have formal repayment dates in the next year have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. Those borrowings which amount to SEK 11,175 million at September 30, 2004 would be classified as short-term in a US GAAP consolidated balance sheet.

         Comprehensive income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders- equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the nine month periods ended September 30, 2003 and 2004 was SEK 228 million and SEK 1,992 million, respectively.

                         OPERATING AND FINANCIAL REVIEW

           The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents and sales. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

           The Company prepares the consolidated accounts in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from US GAAP. See Note 6 as above and Note 31 in the Consolidated Financial Statements included in the Company's Form 20-F for the year ended December 31, 2003.

HIGHLIGHTS OF THE FIRST NINE MONTHS OF 2004

           The first of the Panamax tankers ordered from a shipyard in China, the Stena Companion, was delivered in January 2004 and the second Panamax tanker, the Stena Compatriot, was delivered in April 2004. The Company has a 75% interest in these vessels.

           In February 2004, the first product tanker, the Stena Concord, was delivered from a shipyard in Croatia, followed by the Stena Consul in late March. In March 2004, the Company entered into two 10 year charter agreements with Progetra S.A. in Russia for the Stena Arctica and the Stena Antarctica, two of the ice-class Aframax tankers under construction. These vessels are expected to be delivered in 2005.

           The ferry vessel Stena Nautica collided with another vessel at sea on its route from Grenaa to Varberg in February 2004. No people were injured but the damage to the ship was significant. The ship returned to operation in June 2004 after completion of repairs. Insurances covered the damages to the vessel but not the loss of business, which was partly transferred to other routes.

           In April 2004, the Company completed its transaction with P&O to acquire the Fleetwood-Larne ferry operation on the Irish Sea including three vessels operating on that route, the Pioneer, the Seafarer and the Leader and two other Ropax vessels, the European Envoy and the European Ambassador. In April 2004, the European Envoy was sold to a third party and the Company nominated a subsidiary of its affiliate Stena Metall to purchase the European Ambassador which the Company then chartered from such subsidiary pursuant to a long-term bareboat charter under the new name Stena Nordica. This vessel began operations on the Karskrona - Gdynia route in early May 2004, replacing the RoPax vessel Stena Traveller, which was sold to a third party.

           The RoRo vessel Chieftain was delivered from a shipyard in Croatia in March 2004 and subsequently sold to Stena Metall. The vessel was chartered back on a long-term bareboat charter under the new name Stena Freighter. The sister vessel Aronte was acquired by the Company in April 2004 and renamed the Stena Carrier. Both vessels are used in the Ferry operations on the freight route Gothenburg - Travemunde.

           In the middle of June 2004, the RoRo vessels Stena Tender and the Stena Timer were sold to third parties. At the end of June 2004, the Svealand, which previously was chartered in, was acquired by the Company. This vessel will continue its charter to Scandlines Danmark AS.

           As of April 1, 2004, the Company acquired properties in the south of Sweden for approximately SEK 587 million. In March to May 2004, properties were acquired in the Netherlands for approximately SEK 205 million. In the first nine months of 2004, properties were sold for SEK 130 million, mainly in Sweden.

           In the first quarter of 2004, the Company invested an additional SEK 452 million in the shares of the public property company Drott AB (publ). Together with prior purchases of shares, the investment aggregated SEK 1,526 million. At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders of a company, Bostads AB Drott, that would focus on residential properties. As of April 30, 2004, the Company owned approximately 14% of the new residential property company (referred to hereafter as "Drott") and 14% of the existing company, now named Fabege AB, which will focus on commercial properties. On May 13, 2004, the Company sold a portion of its shares in Fabege AB and acquired more shares in Drott. As a result of this transaction and further additional purchases of shares in Drott in June 2004, the Company owned, as of June 30, 2004, approximately 35% of the outstanding shares of Drott, representing an investment of SEK 966 million, and approximately 6.3% of the outstanding shares of Fabege AB, representing an investment of SEK 425 million. In July 2004, the Company made a tender offer to the shareholders of Drott to acquire all their outstanding shares at a price of SEK 150 per share. At the end of the offer on August 10, 2004, a total of 94.7% of the shares had been acquired, representing a total investment of SEK 2,944 million. Having reached more than a 90% equity interest, the remaining shares will be acquired through a normal legal procedure. Drott is consolidated as a subsidiary from August 10, 2004. In the period August 10 to September 30, 2004, properties owned by Drott were sold with a net gain of SEK 45 million.

                  In April 2004, Stena Adactum acquired the Swedish chain store "Blomsterlandet" in the garden center and flower business for SEK 172 million, out of which SEK 26 million is to be paid in 2009.

SUBSEQUENT EVENTS

                  In October, 2004, the Company sold its investment in the IT company Song Networks. The sale generated a profit of approximately SEK 480 million.

           In October 2004, the Company ordered two new RoPax vessels in Norway to be used in its ferry operations. The vessels are to be delivered in 2006. The RoRo vessel Stena Gothica was sold.

           In November 2004 the Company sold its 75% interests in two Panamax tankers and two Product tankers to Arlington Tankers Ltd ("Arlington"), a newly formed public company organized with an affiliate Concordia Maratime AB (publ) ("Concordia"). The sale price for the two Product tankers and interests in the Panamax tankers was $161.4 million in cash and 1,198,800 common shares of Arlington, which represent 7.7% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, the Company agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. The Company also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the five year time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with the sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. A subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

CURRENCY EFFECTS

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, euro, Norwegian kronor and Danish kronor. Approximately 25% of the Company's total revenues are generated in US dollars while approximately 40% of the Company's total revenues are generated in SEK. Approximately 20% of the Company's total expenses are incurred in US dollars while approximately 50% of the Company's total expenses are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:


Average rates             July-September July-September    Change January-September January-September    Change
                                   2003         2004                        2003            2004

US$....Disposal of assets          8.14         7.50        (8%)            8.26            7.48        (9%)
sels.....................
British pound............         13.10        13.63          4%           13.29           13.62          2%
Euro................ities          9.17         9.16          --            9.16            9.17          --
sels.....................

Closing rates                                                       December 31,   September 30,      Change
                                                                            2003            2004

US$.............................................................          7.2750          7.3550          1%
British pound...................................................         12.9125         13.2275          2%
Euro............................................................          9.0940          9.0685          --
sels............................................................

      THREE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THREE MONTHS ENDED
                               SEPTEMBER 30, 2003

REVENUES

         Total revenues increased SEK 775 million, or 19%, in the three months ended September 30, 2004 to SEK 4,902 million from SEK 4,127 million in the three months ended September 30, 2003, primarily as a result of increased revenues in the crude oil tanker segment, the newly acquired garden center and flower business and the consolidation in August 2004 of Drott. Revenues in the three months ended September 30, 2004 were adversely affected by the increase of the average exchange rate of the SEK with respect to the US dollar, partly offset by the decrease of the SEK with respect to the British pound.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 112 million, or 4%, in the three months ended September 30, 2004 to SEK 3,038 million from SEK 2,926 million in the three months ended September 30, 2003, due to increased volumes in the freight business, in particular from the new route Fleetwood-Larne, partly offset by lower average passenger ticket prices and the weakening of the SEK against the British pound.

         Drilling. Drilling revenues consist of charter hires for the drilling rigs. Revenues from drilling operations decreased SEK 4 million, or (1)%, in the three months ended September 30, 2004 to SEK 381 million from SEK 385 million in the three months ended September 30, 2003, mainly due to the increase of the SEK with respect to the US dollar, partly offset by increased revenues for the Stena Clyde due to a short offhire period in the three months ended September 30, 2003.

         Shipping. Shipping revenues primarily represent charter hires for the owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 309 million, or 59%, in the three months ended September 30, 2004 to SEK 830 million from SEK 521 million in the three months ended September 30, 2003. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 14 million to SEK 93 million from SEK 79 million, or 18%, principally due to the delivery of the Stena Forerunner in October 2003. Revenues from crude oil tankers increased SEK 308 million, or 77%, in the three months ended September 30, 2004 to SEK 708 million from SEK 400 million in the three months ended September 30, 2003, mainly due to increased dayrates, deliveries of new tankers and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar. In the three months ended September 30, 2004, a total of 33 tankers were operated, compared to a total of 20 tankers in the three months ended September 30, 2003.

         Net Gain on Sale of Vessels, Shipping. In the three months ended September 30, 2004, the Company recorded gains of SEK 7 million, mainly related to the sale in June 2004 of the RoRo vessels Stena Timer and Stena Tender. In the three months ended September 30, 2003, the Company recorded no gains on the sale of vessels.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed. Revenues from property operations increased SEK 191 million, or 81%, in the three months ended September 30, 2004 to SEK 428 million from SEK 237 million in the three months ended September 30, 2003. The Drott company is consolidated as a subsidiary from August 10, 2004 and had revenues of SEK 178 million for the period ending September 30, 2004.

         Net Gain (Loss) on Sale of Properties. In the three months ended September 30, 2004, gains of SEK 65 million were recorded on the sale of properties, out of which SEK 45 million related to sales from Drott. In the three months ended September 30, 2003, gains of SEK 57 million were recorded on the sale of properties.

         Other. Other revenues in the three moths ended September 30, 2004 of SEK 153 million relate almost entirely to the garden center and flower business, acquired as of January 1, 2004.

DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 525 million, or 20%, in the three months ended September 30, 2004 to SEK 3,094 million from SEK 2,569 million in the three months ended September 30, 2003, mainly as a result of increased operating expenses in the crude oil tanker segment, costs in the newly acquired garden center and flower business, the consolidation as of August 10, 2004 of the property company Drott and the effects on expenses in the ferry operations of the decrease of the SEK with respect to the British pound, offset partly by the increase of the SEK with respect to the US dollar.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the seasonal requirements. Direct operating expenses for ferry operations increased SEK 81 million, or 4%, in the three months ended September 30, 2004 to SEK 1,939 million from SEK 1,858 million in the three months ended September 30, 2003, mainly due to the new route Fleetwood-Larne and the decrease of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the three months ended September 30, 2004 were 64% of revenues, as compared to 63% for the three months ended September 30, 2003.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 34 million, or 16%, in the three months ended September 30, 2004 to SEK 251 million from SEK 217 million in the three months ended September 30, 2003, mainly due to increased costs for repair and maintenance for the Stena Tay, increased personnel costs for the Stena Don and the amortization of deferred costs for the Stena Don with respect to the Statoil settlement in late 2003, partly offset by the increase of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the three months ended September 30, 2004 were 66% of drilling revenues as compared to 56% for the three months ended September 30, 2003.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 173 million, or 41%, in the three months ended September 30, 2004 to SEK 590 million from SEK 417 million in the three months ended September 30, 2003. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased by SEK 1 million in the three months ended September 30, 2004 to SEK 49 million from SEK 50 million in the three months ended September 30, 2003, mainly due to the purchase of the Svealand at the end of June 2004, offset by the delivery of the Stena Forerunner in October 2003. Direct operating expenses associated with crude oil tankers increased SEK 172 million, or 47%, to SEK 537 million from SEK 365 million, mainly due to increased costs resulting from a larger fleet, including deliveries of new tankers in the first quarter of 2004, and higher rates for chartered in vessels, partly offset by an increase of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the three months ended September 30, 2004 were 76% of revenues, as compared to 91% for the three months ended September 30, 2003. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 85 million, or 110%, in the three months ended September 30, 2004 to SEK 162 million from SEK 77 million in the three months ended September 30, 2003. The Drott company is included as of August 10, 2004 and had direct operating expenses of SEK 73 million for the period ending September 30, 2004. Direct operating expenses from property operations in the three months ended September 30, 2004 were 38% of property revenues, as compared to 32% for the three months ended September 30, 2003.

         Other. Other direct operating expenses in the three moths ended September 30, 2004 of SEK 152 million relate entirely to the garden center and flower business, acquired as of January 1, 2004.

SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 21 million, or 6%, in the three months ended September 30, 2004 to SEK 381 million from SEK 360 million in the three months ended September 30, 2003, mainly due to increased expenses in the crude oil and property segments, costs in the garden center and flower business, acquired as of January 1, 2004 and costs in Drott, included as of August 10, 2004.

DEPRECIATION AND AMORTIZATION

         The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004:
RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the three months ended September 30, 2004 by approximately SEK 49 million.

         Depreciation and amortization charges increased SEK 81 million, or 19%, in the three months ended September 30, 2004 to SEK 509 million from SEK 428 million in the three months ended September 30, 2003, mainly due to an impairment charge relating to a hotel in the ferry operations of SEK 52 million and a building in the property segment of SEK 24 million. Net of these exceptional items, depreciation and amortization charges increased SEK 5 million, or 1%, in the three months ended September 30, 2004 to SEK 433 million, due to increased depreciation in the ferry operations and the crude oil tanker segment due to the delivery of new vessels and to depreciation related to the property company Drott, consolidated as a subsidiary from August 10, 2004 and the garden center and flower business, acquired as of January 1, 2004, partly offset by the change in estimated useful lives as described above and the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars.

SHARE OF AFFILIATED COMPANIES' RESULTS

         Share of affiliated companies' results in the three months ended September 30, 2004 refer to the Company's portion of Drott's results in the period from July 1 to August 10, 2004, after which DrotT is consolidated as a subsidiary.

FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net decreased by SEK 49 million in the three months ended September 30, 2004 to SEK (193) million from SEK (144) million in the three months ended September 30, 2003.

         Net gain (loss) on securities in the three months ended September 30, 2004 amounted to SEK 30 million, out of which SEK 29 million from realized gains on securities. Net gain (loss) on securities in the three months ended September 30, 2003 was SEK 18 million.

         Interest income in the three months ended September 30, 2004 increased SEK 11 million to SEK 31 million from SEK 20 million for the three months ended September 30, 2003 due to higher investment balances.

         Interest expense for the three months ended September 30, 2004 increased SEK 96 million to SEK (285) million from SEK (189) million for the three months ended September 30, 2003. Interest expense for the three months ended September 30, 2004 include in total SEK (51) million of interest expense in the property company Drott, included as of August 10, 2004. Net of Drott, interest expense for the three months ended September 30, 2004 amounted to SEK
(234) million, an increase of SEK 45 million compared to the three months ended September 30, 2003. This increase relates mainly to increased borrowings relating to investments in vessels, properties other than the Drott acquisition and the garden center and flower business partly offset by the increase of the SEK with respect to the US dollar and reduced interest rates as a result of a decline in interest rates generally.

         During the three months ended September 30, 2004, the Company had foreign exchange gains, net of SEK 11 million, out of which SEK 2 million related to gains from currency trading and SEK 9 million related to translation differences. In the three months ended September 30, 2003, the Company had foreign exchange gains, net of SEK 21 million consisting of gains of SEK 5 million from currency trading and gains of SEK 16 million from translation differences.

         Other financial income (expense) of SEK 17 million for the three months ended September 30, 2004 includes SEK 36 million related to the Company's share of the results of two investments in VIEs and SEK (19) million for normal bank fees and the amortization of deferred financing charges for the 95/8% Senior Notes due 2012, the 7 1/2 % Senior Notes due 2013, the revolving credit facilities and capital lease obligations. In the three months ended September 30, 2003, the Company had other financial income (expense) of SEK (14) million of bank fees and deferred finance charges.

INCOME TAXES

         Income taxes for the three months ended September 30, 2004 were SEK
(116) million, consisting of current taxes of SEK (121) million, out of which SEK (48) million related to Drott, and deferred taxes of SEK 5 million. Income taxes for the three months ended September 30, 2003 were SEK (130) million, consisting of net current taxes of SEK (27) million and deferred taxes of SEK
(103) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.


       NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED
                               SEPTEMBER 30, 2003

REVENUES

         Total revenues increased SEK 1,687 million, or 16%, in the nine months ended September 30, 2004 to SEK 12,265 million from SEK 10,578 million in the nine months ended September 30, 2003, primarily as a result of increased revenues in the crude oil tanker segment, the newly acquired garden center and flower business and the consolidation in August 2004 of Drott, partly offset by reduced revenues from drilling operations. Revenues in the nine months ended September 30, 2004 were adversely affected by the increase of the average exchange rate of the SEK with respect to the US dollar, partly offset by the decrease of the SEK with respect to the British pound.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 227 million, or 3%, in the nine months ended September 30, 2004 to SEK 7,005 million from SEK 6,778 million in the nine months ended September 30, 2003, due to increased volumes in the freight business, in particular from the new route Fleetwood-Larne, partly offset by the weakening of the SEK against the British pound.

         Drilling. Drilling revenues consist of charter hires for the drilling rigs. Revenues from drilling operations decreased SEK 141 million, or (11)%, in the nine months ended September 30, 2004 to SEK 1,088 million from SEK 1,229 million in the nine months ended September 30, 2003, mainly due to the increase of the SEK with respect to the US dollar and the offhire in the first half of 2004 of the Stena Dee, partly offset by increased revenues for the Stena Clyde due to a short offhire period in the nine months ended September 30, 2003.

         Shipping. Shipping revenues primarily represent charter hires for the owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 695 million, or 41%, in the nine months ended September 30, 2004 to SEK 2,370 million from SEK 1,675 million in the nine months ended September 30, 2003. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 88 million to SEK 290 million from SEK 202 million, or 44%, principally due to the deliveries of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 together with the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by the increase of the SEK with respect to the US dollar. Revenues from crude oil tankers increased SEK 616 million, or 45%, in the nine months ended September 30, 2004 to SEK 1,999 million from SEK 1,383 million in the nine months ended September 30, 2003, mainly due to increased dayrates, deliveries of new tankers and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar. In the nine months ended September 30, 2004, a total of 33 tankers were operated, compared to a total of 27 tankers in the nine months ended September 30, 2003.

         Net Gain on Sale of Vessels, Shipping. In the nine months ended September 30, 2004, the Company recorded gains of SEK 272 million on the sale of the RoRo vessels Chieftain, Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and European Envoy. In the nine months ended September 30, 2003, the Company recorded gains of SEK 65 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel Vasaland.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed. Revenues from property operations increased SEK 196 million, or 28%, in the nine months ended September 30, 2004 to SEK 900 million from SEK 704 million in the nine months ended September 30, 2003. The Drott company is included as of August 10, 2004 and had revenues up to end of September 30, 2004 of SEK 178 million.

         Net Gain (Loss) on Sale of Properties. In the nine months ended September 30, 2004, gains of SEK 122 million were recorded on the sale of properties, out of which SEK 45 million related to sales from Drott. In the nine months ended September 30, 2003, gains of SEK 121 million were recorded on the sale of properties.

         Other. Other revenues in the nine moths ended September 30, 2004 of SEK 508 million relate almost entirely to the garden center and flower business, acquired as of January 1, 2004.

DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 982 million, or 14%, in the nine months ended September 30, 2004 to SEK 8,101 million from SEK 7,119 million in the nine months ended September 30, 2003, mainly as a result of costs in the newly acquired garden center and flower business, increased operating expenses in the crude oil tanker segment, the acquisition as of August 10, 2004 of the property company Drott and the effects to the ferry operations of the decrease of the SEK with respect to the British pound, offset partly by the increase of the SEK with respect to the US dollar.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the seasonal requirements. Direct operating expenses for ferry operations increased SEK 90 million, or 2%, in the nine months ended September 30, 2004 to SEK 5,041 million from SEK 4,951 million in the nine months ended September 30, 2003, mainly due to the new route Fleetwood-Larne and the decrease of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the nine months ended September 30, 2004 were 72% of revenues, as compared to 73% for the nine months ended September 30, 2003 and 78% for the six months ended June 30, 2004.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 50 million, or 8%, in the nine months ended September 30, 2004 to SEK 681 million from SEK 631 million in the nine months ended September 30, 2003, mainly due to increased costs for repair and maintenance for the Stena Tay, increased personnel costs for the Stena Don, mainly relating to prior periods, and the amortization of deferred costs for the Stena Don with respect to the Statoil settlement in late 2003, partly offset by the increase of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the nine months ended September 30, 2004 were 63% of drilling revenues as compared to 51% for the nine months ended September 30, 2003, partly reflecting decreased revenues due to the offhire in the first half of 2004 of the Stena Dee.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 300 million, or 24%, in the nine months ended September 30, 2004 to SEK 1,550 million from SEK 1,250 million in the nine months ended September 30, 2003. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 30 million, or 25%, in the nine months ended September 30, 2004 to SEK 152 million from SEK 122 million in the nine months ended September 30, 2003, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 and the delivery of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003. Direct operating expenses associated with crude oil tankers increased SEK 260 million, or 23%, to SEK 1,382 million from SEK 1,122 million, mainly due to increased costs resulting from a larger fleet, including deliveries of new tankers in the first quarter of 2004, and higher rates for chartered in vessels, partly offset by an increase of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the nine months ended September 30, 2004 were 69% of revenues, as compared to 81% for the nine months ended September 30, 2003. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 81 million, or 28%, in the nine months ended September 30, 2004 to SEK 368 million from SEK 287 million in the nine months ended September 30, 2003. The Drott company is included as of August 10, 2004 and had direct operating expenses up to end of September 30, 2004 of SEK 73 million. Direct operating expenses from property operations in the nine months ended September 30, 2004 were 41% of property revenues, the same as for the nine months ended September 30, 2003.

         Other. Other direct operating expenses in the nine moths ended September 30, 2004 of SEK 461 million relate entirely to the garden center and flower business, acquired as of January 1, 2004.

SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 90 million, or 8%, in the nine months ended September 30, 2004 to SEK 1,184 million from SEK 1,094 million in the nine months ended September 30, 2003, mainly due to additional pension costs, increased expenses in the crude oil and property segments, costs in the garden center and flower business, acquired as of January 1, 2004 and costs in Drott, included as of August 10, 2004.

DEPRECIATION AND AMORTIZATION

         The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004:
RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the nine months ended September 30, 2004 by approximately SEK 160 million.

         Depreciation and amortization charges increased SEK 55 million, or 4%, in the nine months ended September 30, 2004 to SEK 1,322 million from SEK 1,267 million in the nine months ended September 30, 2003, mainly due to exceptional depreciation on impairment of a hotel in the ferry operations of SEK 52 million and a building in the property segment of SEK 21 million. Net of these exceptional items, depreciation and amortization charges decreased SEK 18 million, or 1%, in the nine months ended September 30, 2004 to SEK 1,246 million, due to the change in estimated useful lives as described above and the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars, partly offset by increased depreciation in the ferry operations and the crude oil tanker segment due to the delivery of new vessels and to depreciation related to the property company Drott, included as of August 10, 2004 and the garden center and flower business, acquired as of January 1, 2004.

SHARE OF AFFILIATED COMPANIES' RESULTS

         Share of affiliated companies' results in the nine months ended September 30, 2004 refer to the Company's portion of Drott's results in the period from May 13 to August 10, 2004, after which DrotT is consolidated as a subsidiary.

FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net improved by SEK 304 million in the nine months ended September 30, 2004 to SEK (116) million from SEK (420) million in the nine months ended September 30, 2003.

         Net gain (loss) on securities in the nine months ended September 30, 2004 amounted to SEK 302 million, out of which a gain of SEK 218 million was related to the sale of shares in the property company Fabege AB, a gain of SEK 87 million was from other realized gains on securities and there was unrealized losses of SEK (3) million. Net gain (loss) on securities in the nine months ended September 30, 2003 was SEK 67 million.

         Interest income in the nine months ended September 30, 2004 increased SEK 11 million to SEK 78 million from SEK 67 million for the nine months ended September 30, 2003 due to higher investment balances.

         Interest expense for the nine months ended September 30, 2004 increased SEK 71 million to SEK (715) million from SEK (644) million for the nine months ended September 30, 2003. Interest expense for the nine months ended September 30, 2004 include in total SEK (96) million of interest expense in the property company Drott, consolidated as a subsidiary from August 10, 2004, together with interest expense related to borrowings under the revolving credit facility to finance the acquisition of shares in Drott. Net of the Drott acquisition, interest expense for the nine months ended September 30, 2004 amounted to SEK (619) million, a decrease of SEK 25 million compared to the nine months ended September 30, 2003. This decrease relates mainly to the increase of the SEK with respect to the US dollar and reduced interest rates as a result of a decline in interest rates generally, partly offset by increased borrowings as a consequence of investments in vessels, other properties than the Drott acquisition and the garden center and flower business.

         During the nine months ended September 30, 2004, the Company had foreign exchange gains, net of SEK 20 million, in total related to gains from currency trading. In the nine months ended September 30, 2003, the Company had foreign exchange gains, net of SEK 23 million consisting of gains of SEK 15 million from currency trading and gains of SEK 8 million from translation differences.

         Other financial income (expense) of SEK 166 million for the nine months ended September 30, 2004 includes SEK 73 million relating to the amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 105/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. The remaining other financial income (expense) for the nine months ended September 30, 2004 was SEK 93 million, including SEK 111 million related to the Company's share of the results of two investments in VIEs together with net proceeds of SEK 25 million relating to a gain on cancellation of a financial instrument entered into in connection with a proposed debt offering that was not materialized, offset by normal bank fees and the amortization of deferred financing charges for the 95/8% Senior Notes due 2012, the 7 1/2 % Senior Notes due 2013, the revolving credit facilities and capital lease obligations. Other financial income (expense) of SEK 28 million for the nine months ended September 30, 2003 includes SEK 97 million of released provisions relating to the excess value for Stena Line Senior Notes and SEK
(69) million of bank fees and deferred finance charges, including the remaining balance of the deferred costs for the 1995 Senior Notes, which were fully repaid in January 2003.

INCOME TAXES

         Income taxes for the nine months ended September 30, 2004 were SEK
(240) million, consisting of current taxes of SEK (141) million and deferred taxes of SEK (99) million. Income taxes for the nine months ended September 30, 2003 were SEK (86) million, consisting of net current taxes of SEK (43) million and deferred taxes of SEK (43) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

LIQUIDITY AND CAPITAL RESOURCES

         The liquidity requirements of the Company principally relate to: (i) servicing debt; (ii) financing the purchase of vessels and other assets; and
(iii) funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of September 30, 2004, the Company had total cash and marketable securities of SEK 3,974 million as compared with SEK 4,568 million at December 31, 2003.

         For the nine months ended September 30, 2004, cash flows provided by operating activities amounted to SEK 1,243 million as compared to SEK 1,073 million in the first nine months ended September 30, 2003. For the nine months ended September 30, 2004, cash flows used in investing activities amounted to SEK (4,854) million, of which SEK (2,540) million related to capital expenditures and SEK (3,858) million to companies acquired. For the nine months ended September 30, 2003, cash flows used in investing activities amounted to SEK (2,750) million of which capital expenditures SEK (2,673) million. Total construction in progress as of September 30, 2004 was SEK 241 million as compared to SEK 589 million at December 31, 2003. Cash flows provided by financing activities for the nine months ended September 30, 2004 amounted to SEK 3,087 million in 2004, mainly relating to proceeds from new debt and drawings under the revolving credit facilities. For the nine months ended September 30, 2003, cash flows provided by financing activities amounted to SEK 697 million.

         Total interest bearing debt as of September 30, 2004 amounted to SEK 24,441 million as compared with SEK 14,826 million at December 31, 2003. Interest bearing debt as of September 30, 2004 includes SEK 6,070 million of debt in the property company Drott, consolidated as of August 10, 2004, together with SEK 3,054 million of debt related to the acquisition of shares in Drott. The remaining increase in debt relates to new borrowings for the acquisition of other properties as well as nine vessels, out of which four were tankers, four were ferries acquired from P&O and one was the RoPax vessel Svealand, together with the weakening of the closing rate of the SEK against the US dollar and the British pound, partly offset by debt repayments from the proceeds of the sales of the Stena Tender, Stena Timer and Stena Traveller and from the sale of properties.

         As of September 30, 2004, the Company had two revolving credit facilities. The $600 million revolving credit facility from 2002 matures in November 2007. As of September 30, 2004, $545 million was outstanding under this facility and $15 million was used for issuing bank guarantees. As of December 31, 2003, $330 million was outstanding under this facility and $14 million was used for issuing bank guarantees. The $275 million revolving credit facility from 2001 has been reduced in accordance with its terms to $185 million and matures in September 2006. As of September 30, 2004, $145 million was outstanding under this facility. As of December 31, 2003, $150 million was outstanding under this facility.

         The Company's remaining capital expenditure commitment for newbuildings on order as of September 30, 2004 was SEK 1,341 million, all of which is due in 2005 and 2006. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

         In the first six months of 2004, the Company repurchased a total of SEK 60 million ($8.1 million) of its own outstanding Senior Notes bonds due 2012.

         The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

           Restricted Group Data represents the Company's selected consolidated financial data including from August 10, 2004, the portion of the real estate business conducted through Drott, but excluding the other real estate operations and, with effect from January 1, 2003, two subsidiaries, whose activities consist primarily of investing in securities. For purposes of the indenture, these two subsidiaries and the subsidiaries which conduct the other real estate operations, other than the Drott operations, are designated unrestricted subsidiaries, and, as a result, are not bound by the restrictive provisions of the indenture. As of September 30, 2004, these unrestricted subsidiaries had outstanding indebtedness of approximately SEK 6.1 billion ($0.8 million), all of which was non-recourse to Stena AB and its restricted subsidiaries and, in the case of the real estate subsidiaries, was secured by their real property interests.

           The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

                            CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP

                                                                                   THREE MONTH PERIODS ENDED
                                                                                 SEPTEMBER 30,    SEPTEMBER 30,
                                                                                     2003            2004
                                                                                    SEK      SEK         $
                                                                                         (IN MILLIONS)
Revenues:
Ferry operations................................................                  2,926      3,038       417
Drilling........................................................                    385        381        52
Shipping........................................................                    521        830       114
         Net gain on sale of vessels............................                     --          7         1
      Total shipping............................................                    521        837       115
Property........................................................                     --        178        24
              Net gain on sale of properties....................                     --         45         6
              Total property....................................                     --        223        30
Other...........................................................                      2         --        --
Total revenues..................................................                  3,834      4,479       614

Direct operating expenses:
Ferry operations................................................                (1,858)    (1,939)     (266)
Drilling........................................................                  (217)      (251)      (35)
Shipping........................................................                  (417)      (590)      (81)
Property........................................................                     --       (73)      (10)
Other...........................................................                    (3)         --        --
Total direct operating expenses.................................                (2,495)    (2,853)     (392)

Selling and administrative expenses.............................                  (340)      (352)      (48)
Depreciation and amortization...................................                  (414)      (484)      (66)

Total operating expenses........................................                (3,249)    (3,689)     (506)

Income from operations..........................................                    585        790       108

Share of affiliated companies' results..........................                     --         11         2

Financial income and expense:
Dividends received..............................................                      3         --        --
Gain (loss) on securities, net..................................                      6         30         4
Interest income.................................................                     11         33         5
Interest expense................................................                  (114)      (220)      (30)
Foreign exchange gains (losses), net............................                     20         11         1
Other financial income (expense), net...........................                   (14)       (20)       (3)

Total financial income and expense..............................                   (88)      (166)      (23)

Minority interest...............................................                     --        (4)       (1)

Income before taxes.............................................                    497        631        86

Income taxes....................................................                  (122)      (105)      (14)

Net income......................................................                    375        526        72

                            CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP
                  .........
                                                                                   NINE MONTH PERIODS ENDED
                                                                                 SEPTEMBER 30,    SEPTEMBER 30,
                                                                                     2003            2004
                                                                                    SEK      SEK         $
                                                                                         (IN MILLIONS)
Revenues:
Ferry operations................................................                  6,778      7,005       961
Drilling........................................................                  1,229      1,088       149
Shipping........................................................                  1,675      2,370       325
         Net gain on sale of vessels............................                     65        272        37
      Total shipping............................................                  1,740      2,642       362
Property........................................................                     --        181        25
              Net gain on sale of properties....................                     --         45         7
              Total property....................................                     --        226        32
Other...........................................................                      8         --        --
Total revenues..................................................                  9,755     10,961     1,504

Direct operating expenses:
Ferry operations................................................                (4,951)    (5,041)     (692)
Drilling........................................................                  (631)      (681)      (93)
Shipping........................................................                (1,250)    (1,550)     (213)
Property........................................................                     --       (75)      (10)
Other...........................................................                    (8)         --        --
Total direct operating expenses.................................                (6,840)    (7,347)   (1,008)

Selling and administrative expenses.............................                (1,048)    (1,105)     (152)
Depreciation and amortization...................................                (1,219)    (1,252)     (172)

Total operating expenses........................................                (9,107)    (9,704)   (1,332)

Income from operations..........................................                    648      1,257       172

Share of affiliated companies' results..........................                     --         19         3

Financial income and expense:
Dividends received..............................................                     17          6         1
Gain (loss) on securities, net..................................                    101         38         5
Interest income.................................................                     45        101        14
Interest expense................................................                  (408)      (504)      (69)
Foreign exchange gains (losses), net............................                     22         20         3
Other financial income (expense), net...........................                     28         56         7

Total financial income and expense..............................                  (195)      (283)      (39)

Minority interest...............................................                      2        (6)       (1)

Income before taxes.............................................                    455        987       135

Income taxes....................................................                   (68)      (151)      (20)

Net income......................................................                    387        836       115

            CONDENSED CONSOLIDATED BALANCE SHEETS - RESTRICTED GROUP

                                                                           DECEMBER 31, 2003  SEPTEMBER 30, 2004

                                                                                    SEK     SEK          $
                                                                                          (IN MILLIONS)
                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                     11        235        32
Tangible fixed assets:
  Vessels.......................................................                 13,208     14,278     1,959
  Construction in progress......................................                    589        241        33
  Equipment.....................................................                    592        578        79
  Property......................................................                  1,538     12,464     1,710
Total tangible fixed assets.....................................                 15,927     27,561     3,781
Financial fixed assets:
  Marketable securities.........................................                    315        781       107
  Other assets..................................................                  2,538      2,773       380
Total noncurrent assets.........................................                 18,791     31,350     4,301
Current assets:
  Inventories...................................................                    235        292        40
  Trade debtors.................................................                    883      1,035       149
  Other receivables.............................................                    655        862       119
  Intercompany accounts.........................................                  1,522      1,073       147
  Prepaid expenses and accrued income...........................                    856        957       131
  Short-term investments........................................                    327        739       101
  Cash and cash equivalents.....................................                  1,623      1,086       149
Total current assets............................................                  6,101      6,094       836

Total assets....................................................                 24,892     37,444     5,137


                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 11,528     11,839     1,624
Total stockholders' equity......................................                 11,533     11,844     1,625

Provisions:
   Deferred income taxes........................................                    838      2,342       321
   Other........................................................                    183        452        62
Total provisions................................................                  1,021      2,794       383

Noncurrent liabilities:
   Long-term debt...............................................                  5,551     14,013     1,923
   Senior notes.................................................                  2,699      2,676       367
   Capitalized lease obligations................................                  1,329      1,315       180
   Other noncurrent liabilities.................................                    145        132        18
Total noncurrent liabilities....................................                  9,724     18,136     2,488
Current liabilities:
   Short-term debt..............................................                    313        328        45
   Capitalized lease obligations................................                     44         41         6
   Trade accounts payable.......................................                    357        415        57
   Income tax payable...........................................                     28        183        25
   Other........................................................                    296        353        48
   Intercompany accounts........................................                     --      1,259       173
   Accrued costs and prepaid income.............................                  1,576      2,091       287
Total current liabilities.......................................                  2,614      4,670       641

Total stockholders' equity and liabilities......................                 24,892     37,444     5,137

                         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW - RESTRICTED GROUP

                                                                                   NINE MONTH PERIODS ENDED
                                                                               SEPTEMBER 30,     SEPTEMBER 30,
                                                                                   2003             2004
                                                                                    SEK     SEK          $
                                                                                        (IN MILLIONS)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................                    387        836       115
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                  1,219      1,252       172
Share of affiliated companies' results..........................                     --       (19)       (3)
(Gain)/loss on sale of property, vessels and equipment..........                   (65)      (318)      (44)
(Gain)/loss on securities, net..................................                  (101)       (38)       (5)
Unrealized foreign exchange (gains) losses......................                  (179)       (77)      (11)
Deferred income taxes...........................................                     29         13         2
Minority interest...............................................                    (2)          6         1
Other non cash items............................................                     52       (10)       (1)
Net cash flows from trading securities..........................                   (50)      (355)      (49)
Changes in working capital......................................                  (533)       (415      (57)
Net cash provided by operating activities.......................                    757        875       120

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in intangible assets................................                     --      (124)      (17)
Cash proceeds from sale of property, vessels and equipment......                    688        978       134
Capital expenditure on property, vessels and equipment..........                (2,436)    (2,260)     (310)
Purchase of subsidiaries, net of cash acquired..................                     --    (3,125)     (429)
Proceeds from sale of securities................................                    341      1,289       177
Purchase of securities..........................................                  (520)       (366      (51)
Increase of non-current assets..................................                   (65)       (68)       (9)
Decrease of non-current assets..................................                     19         --        --
Other investing activities......................................                  (116)      (134)      (18)
Net cash used in investing activities...........................                (2,089)    (3,810)     (523)

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                    486        998       137
Principal payments on debt......................................                (1,508)      (560)      (77)
Net change in borrowings on line-of-credit agreements...........                    502      1,474       202
New capitalized lease obligations...............................                  1,843         --        --
Principle payments capital lease obligations....................                  (723)       (33)       (4)
Net change in restricted cash accounts..........................                   (26)       (20)       (3)
I/C accounts....................................................                  (267)        629        86
Other financing activities......................................                   (98)       (94)      (13)
Net cash provided by financing activities.......................                    209      2,394       328

Effect of exchange rate changes on cash and cash equivalents....                    (1)          4         1

Net change in cash and cash equivalents.........................                  (857)      (537)      (74)

Cash and cash equivalents at beginning of period................                  1,880      1,623       223

Cash and cash equivalents at end of period......................                  1,023      1,086       149

                         OTHER DATA - RESTRICTED GROUP

                                                                                   NINE MONTH PERIODS ENDED
                                                                       SEPTEMBER 30, 2003  SEPTEMBER 30, 2004
                                                                                    SEK     SEK           $
                                                                                    (IN MILLIONS)

Adjusted EBITDA...............................................                    1,914      2,604        357


           Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. The Company has included information concerning Adjusted
EBITDA because it conforms with the definition of Consolidated Cash Flow in the indentures governing the Senior Notes due 2012 and 2013. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in the condensed consolidated financial statements included elsewhere herein.


           The computation of Adjusted EBITDA and a reconciliation to cash flows from operating activities is presented below:
                                                                                   NINE MONTH PERIODS ENDED
                                                                  SEPTEMBER 30, 2003  SEPTEMBER 30, 2004
                                                                                    SEK     SEK               $
                                                                                    (IN MILLIONS)

Income from operations........................................                      648      1,257        172
Adjustments:
Interest income...............................................                       45        101         14
Depreciation and amortization.................................                    1,219      1,252        172
Minority interest.............................................                        2        (6)        (1)

Adjusted EBITDA...............................................                    1,914      2,604        357
Adjustments:
Gain on sale of property, vessels  & equipment................                     (65)      (318)       (44)
Net cash flows from trading securities........................                     (50)      (355)       (49)
Interest expense..............................................                    (408)      (504)       (69)
Foreign exchange (gains)/losses...............................                    (157)       (57)        (8)
Other non cash items..........................................                       52       (10)        (1)
Changes in working capital....................................                    (266)      (415)       (57)
Other items...................................................                        4       (70)        (9)

Cash flow from operating activities...........................                    1,024        875        120

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

         During 2003, the Company invested an aggregate of SEK 1,074 million in the Swedish property company, Drott AB (publ), which represented approximately 10% of its outstanding shares. At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders of shares of Bostads AB Drott (Drott), a company that would focus on residential properties. Following the distribution, Drott AB (publ) changed its name to Fabege AB and focused on commercial properties. In July 2004, the Company made a tender offer to the shareholders of Drott to acquire all outstanding shares at a price of SEK 150 per share. As of August 10, 2004, Drott was consolidated as a subsidiary. As of September 30, 2004 the Company owned through one of its restricted subsidiaries, approximately 97% of Drott's outstanding shares. As of such date the Company's total investment in Drott was approximately SEK 3.1 billion. Pursuant to Swedish regulations, the Company has requested authorization to acquire the remaining shares of Drott through a mandatory redemption process.

         The unaudited pro forma statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 give effect to the acquisition of Drott as if it had occurred on January 1, 2003.

         The unaudited pro forma consolidated financial data in this section is based upon the historical results of operations for the year ending December 31, 2003 and the nine month period ending September 30, 2004 included elsewhere in this 6-K and prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. See note 31 to the audited Stena AB Consolidated Financial Statements.

         The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations, financial position or cash flows would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations, financial position or cash flows for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

                 UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

                                              Stena AB     Drott      Pro forma   Note  Stena AB   Stena AB
(millions)                                     Historical  Historical Adjustment       Historical Historical
                                                 SEK         SEK(A)     SEK               SEK          $ (B)
Revenues:
Ferry operations............................       8,597                                    8,597      1,179
         Net gain on sale of vessels........          50                                       50          7
      Total ferry operations................       8,647                                    8,647      1,186
Drilling....................................       1,601                                    1,601        220
Shipping....................................       2,242                                    2,242        307
         Net gain on sale of vessels........          64                                       64          9
      Total shipping........................       2,306                                    2,306        316
Property....................................         932         952                        1,884        259
              Net gain on sale of properties         126          --                          126         17
              Total property................       1,058         952                        2,010        276
Other.......................................           7                                        7          1
Total revenues..............................      13,619         952                       14,571      1,999

Direct operating expenses:
Ferry operations............................     (6,443)                                  (6,443)      (884)
Drilling....................................       (810)                                    (810)      (111)
Shipping....................................     (1,698)                                  (1,698)      (233)
Property....................................       (382)       (492)                        (874)      (120)
Other.......................................          --                                       --         --
Total direct operating expenses.............     (9,333)       (492)                      (9,825)    (1,348)

Selling and administrative expenses.........     (1,522)        (22)                      (1,544)      (212)
Depreciation and amortization...............     (1,742)        (72)        (23)   D      (1,837)      (252)

Total operating expenses....................    (12,597)       (586)        (23)         (13,206)    (1,812)

Income from operations......................       1,022         366        (23)            1,365        187

Share of affiliated companies' results......

Financial income and expense:
Dividends received..........................          39                                       39          5
Gain (loss) on securities, net..............         185                                      185         25
Interest income.............................          85                                       85         12
Interest expense............................       (824)       (298)       (105)   E      (1,227)      (168)
Foreign exchange gains (losses), net........          27                                       27          4
Other financial income (expense), net.......        (18)                                     (18)        (2)

Total financial income and expense..........       (506)       (298)       (105)            (909)      (125)

Minority interest...........................           2                                        2         --

Income before taxes.........................         518          68       (128)              458         63

Income taxes................................           1        (19)          36   G           18          2

Net income..................................         519          49        (92)   H          476         65

                    See accompanying notes to the Unaudited Pro Forma Statements of Operations

             UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

                                              Stena AB      Drott     Pro forma   Note  Stena AB   Stena AB
(millions)                                       Historical Historical Adjustment       Historical Historical
                                                 SEK          SEK(A)     SEK               SEK          $ (B)
Revenues:
Ferry operations............................       7,005                                    7,005        961
Drilling....................................       1,088                                    1,088        149
Shipping....................................       2,370                                    2,370        325
         Net gain on sale of vessels........         272                                      272         37
      Total shipping........................       2,642                                    2,642        362
Property....................................         900         481          75   C        1,456        200
              Net gain on sale of properties         122         112         149   C          383         53
              Total property................       1,022         593         224            1,839        253
Other.......................................         508                                      508         70
Total revenues..............................      12,265         593         224           13,082      1,795

Direct operating expenses:
Ferry operations............................     (5,041)                                  (5,041)      (692)
Drilling....................................       (681)                                    (681)       (93)
Shipping....................................     (1,550)                                  (1,550)      (213)
Property....................................       (368)       (270)        (42)   C        (680)       (93)
Other.......................................       (461)                                    (461)       (63)
Total direct operating expenses.............     (8,101)       (270)        (42)          (8,413)    (1,154)

Selling and administrative expenses.........     (1,184)        (10)         (3)   C      (1,197)      (164)
Depreciation and amortization...............     (1,322)        (38)         (2)   C      (1,380)      (190)
                                                                            (18)   D
Total operating expenses....................    (10,607)       (318)        (65)         (10,990)    (1,508)

Income from operations......................       1,658         275         159            2,092        287

Share of affiliated companies' results......          19                    (19)   F

Financial income and expense:
Dividends received..........................          33                                       33          5
Gain (loss) on securities, net..............         302                                      302         41
Interest income.............................          78                       1   C           79         11
Interest expense............................       (715)       (143)        (71)   E        (929)      (127)
Foreign exchange gains (losses), net........          20                                       20          3
Other financial income (expense), net.......         166                                      166         23

Total financial income and expense..........       (116)       (143)        (70)            (329)       (45)

Minority interest...........................         (6)                                      (6)        (1)

Income before taxes.........................       1,555         132          70            1,757        241

Income taxes................................       (240)        (33)        (54)   C        (302)       (41)
                                                                              25   G

Net income..................................       1,315          99          41   H        1,455        200

                    See accompanying notes to the Unaudited Pro Forma Statements of Operations

           NOTES TO THE UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

A. These amounts represent the historical results of operations of Drott for the year ended December 31, 2003 and the six months ended June 30, 2004.

B. Solely for the convenience of the reader, the pro forma as adjusted statements of operation have been translated into US dollars ($) using the noon buying rate on September 30, 2004 of $1 = SEK 7.2890. On November 10, 2004, the exchange rate was $1.00 = SEK 7.0139.

C. Drott is included in the Stena AB Consolidated financial statements as a consolidated subsidiary from August 10, 2004. These amounts represent the results of operations of Drott for the period from July 1, 2004 - August 9, 2004.

D. This adjustment represents the amortization of the excess values allocated to the properties acquired. The total excess value amounted to SEK 2,348 million and is amortized over a 100 year period pursuant to Swedish GAAP.

E. This adjustment represents the additional interest expense that would have been incurred by Stena to fund the total purchase price of SEK 3.1 billion. The interest expense has been calculated based on the average borrowing rate under our revolving credit facilities and other credit facilities used in the real estate operations.

F. This adjustment is to eliminate the effect of accounting under the equity method for the investment in Drott for the period from May 13, 2004, to August 9, 2004. Prior to May 13, 2004, we accounted for our investment under the cost method because we owned less than 20% of the outstanding shares.

G. This adjustment reflects the income tax effects of the proforma adjustments using an effective tax rate of 28%.

H. The Swedish accounting principles followed in the preparation of the Pro Forma Statements of Operations differ in certain significant respects from those under US GAAP. A description of differences between Swedish and US GAAP is included in Note 31 to the Consolidated Financial Statements included elsewhere in this Prospectus. The only significant difference between Swedish and US GAAP that impact the results of operations of Drott or the application of purchase accounting adjustments by Stena AB for the periods presented, relates to the depreciation of real estate. Drott used a 100 year life for the depreciation of properties in its real estate operations. For US GAAP purposes, depreciation for the real estate properties is based on a period of 50 years. The effect on the 12 month period ending December 31, 2003 is SEK 95 million and on the nine month period ending September 30, 2004 is SEK 68 million.

The calculation of pro forma net income in accordance with US GAAP is as follows:

                                                                                        YEAR     NINE MONTHS
                                                                                       ENDED           ENDED
                                                                                DECEMBER 31,   SEPTEMBER 30,
(SEK in millions)                                                                       2003            2004

Net income as per pro forma Statements of Operations ...                                 476           1,455

Adjustments to reconcile to US GAAP:
Disposal of assets......................................                                   5            (66)
Depreciation of properties..............................                               (149)           (132)
Investment subsidies.........................oil tankers                                   2               1
Investments in securities..................e oil tankers                               (118)             (2)
Financial instruments...................................                                  33             829
Purchase accounting Stena Line..........................                                (86)            (48)
Pensions................................................                                  16               1
Deferred costs..........................................                                (48)              11
Repurchase of capital lease.............................                                (28)               2
Investments in VIEs.....................................                                  --             135
Others..................................................                                  24              12
Tax effect of US GAAP adjustments.......................                                  78           (199)

Net income (loss) under US GAAP.........................                                 205           1,999